UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 22, 2017, announcing preliminary financial results for the quarter ended September 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 29, 2017	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary Q3 2017 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, November 22, 2017. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2017.

Highlights

•	Declaration of third quarter dividend of $0.35 per share, the Company’s 55th consecutive quarterly dividend

•	Net income of $29 million and $150 million of total charter revenues during the third quarter

•	Continued diversification and renewal of the fleet with the delivery of two LR2 product tanker vessels with long term charters to Phillips 66 and the sale of an older crude oil tanker vessel

•	Strengthened balance sheet with early conversion of $121 million of convertible notes

Selected key financial data

Three Months Ended
	Sep 30, 2017	Jun 30, 2017
Long term charter revenues(1)	$133 million	$138 million
Short term charters(2)	$17 million	$12 million
Total charter revenues(1)(2)	$150 million	$150 million
Adjusted EBITDA(3)	$115 million	$118 million
Net Income	$29 million	$20 million
Earnings per share	$0.31	$0.22

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “Including today’s announced dividend, Ship Finance has made aggregate dividend payments in excess of $23 per share since 2004, and we have remained profitable every quarter from our inception. Our track record and significant industry relationships provide access to a consistent stream of investment opportunities, and we remain committed to continuing to build the Company and return value to our shareholders.
The fleet renewal continues and we have strengthened our balance sheet through amendments to certain loan facilities, the issuance of new unsecured notes in the market and the early conversion of a large portion of our convertible notes. These proactive measures significantly enhance our financial profile, allowing us to intensify our focus on growth.

Dividends and Results for the Quarter Ended September 30, 2017
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around December 29 to shareholders on record as of December 11, and the ex-dividend date on the New York Stock Exchange will be December 8, 2017.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $93.7 million, or $1.00 per share, in the third quarter of 2017. This number excludes $7.9 million of charter revenues classified as ‘repayment of investment in finance leases’ and $48 million of charter revenues earned by 100% owned assets classified as ‘investment in associates’. Inclusive of those revenues, the total charter revenues were $150 million, or $1.60 per share.
Reported net operating income pursuant to U.S. GAAP for the quarter was $37.6 million, or $0.40 per share, and reported net income was $28.7 million, or $0.31 per share.

1.
Long term charter revenues include total gross charter hire related to contracts undertaken for a period greater than one year from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’.

2.	Includes gross hires from short term charters, voyage charters, gross revenue earned from pooled vessels and profit share income.

3.	Adjusted EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Business Update
As of September 30, 2017, the fixed rate charter backlog from the Company’s fleet of 70 vessels and rigs was approximately $3.3 billion, with an average remaining charter term of nearly 5 years, or more than 8 years if weighted by charter revenue. Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may increase our operating results.
Tankers
The Company currently owns 15 crude oil, product and chemical tankers, 13 of which are employed on long term charters.
The crude oil tanker market remained at soft levels during the third quarter and the vessels chartered to Frontline Shipping Limited (“Frontline”) did not earn average daily rates sufficient to generate a profit share above the contracted base charter rate of $20,000 per day. The market has improved since the end of the third quarter, but based on guidance provided by Frontline, the recovery may not be sufficient to expect to earn a profit share from these vessels in the fourth quarter.
The average daily time charter equivalent rate of the Company’s two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline Ltd. was approximately $24,800 during the third quarter, down from $26,900 per day on average in the previous quarter. Three of the four vessels in the pool have been chartered out until late 2017 with a profit share above a floor rate, mitigating a soft spot market during the third quarter.
During the third quarter, the Company sold the 1997-built Suezmax tanker Front Ardenne to an unrelated third party. The net sale proceeds were approximately $12 million, including compensation for the early termination of the charter, and Ship Finance recorded a minor book gain from the sale. Following this sale, Ship Finance has nine vessels on long term charter to Frontline, all of which are VLCCs.
Ship Finance took delivery of two 114,000 dwt LR2 newbuilding product tankers in August 2017. Both vessels have commenced long term time charters to Phillips 66, and the total EBITDA1 contribution from these vessels is estimated to be approximately $11 million per year, with full cash flow effect expected from the fourth quarter.
Offshore
Ship Finance owns five offshore support vessels and four drilling rigs. With the exception of the jack-up rig Soehanah, which is currently employed under a short term charter, all of the Company’s offshore assets are employed on long term charters.
The Company’s drilling rigs generated approximately $49 million in aggregate charter revenues in the third quarter of 2017. Three of the four rigs are chartered out on bareboat charters to fully guaranteed affiliates of Seadrill Limited (“Seadrill”), where Seadrill is responsible for operating and maintenance costs.
As previously announced, Seadrill commenced Chapter 11 proceedings and filed prearranged cases in the Southern District of Texas, U.S in September 2017. According to Seadrill, this is part of a comprehensive restructuring plan entered into with various creditors including Ship Finance, certain third party and related party investors and substantially all their secured lenders on a recapitalization of the company. Seadrill believes the comprehensive restructuring plan will provide them with a five-year runway and a bridge to an industry recovery, facilitated by a $1.06 billion capital injection, extended and re-profiled secured bank debt and debt for equity exchanges, all of which contribute to substantially reducing Seadrill’s financial leverage.
As part of Seadrill’s restructuring plan, Ship Finance has agreed to reduce the contractual charter hire for the three rigs by approximately 29% for a period of five years, beginning January 2018, with the reduced amounts added back in the period thereafter. The term of the leases for West Hercules and West Taurus will also be extended by 13 months until December 2024. Seadrill will continue to pay full charter hire until the restructuring plan is approved, and net of interest and debt amortization, the contribution from the three rigs was approximately $15.2 million, or $0.16 per share in the third quarter.

1 ‘EBITDA’ is defined as earnings before interest, tax, depreciation and amortization.

Concurrently, Ship Finance has agreed with the banks that finance the rigs to extend the loans for a period of four years, starting from the original maturity date of each of the three separate loan facilities, with reduced amortization during the extension period compared to the current level. This extension is subject to approval of the restructuring plan, and the cash flow from the three rigs during the extension period, net of interest and amortization, is estimated to be approximately $29 million per year.
Seadrill has sub chartered the harsh environment jack-up rig West Linus to ConocoPhillips until the end of 2028. In June, Seadrill announced that the semi-submersible rig West Hercules, which has been idle, has been awarded a short term sub-charter in the North Sea, with expected start up in April 2018. The semi-submersible rig West Taurus is currently in layup in Spain.
The 2007-built drilling rig Soehanah, is now employed under a one-year drilling contract with a national oil company in Asia until June 2018, with an option to extend the charter until June 2019. The rig is debt free, and the EBITDA contribution from the charter is approximately $0.9 million per quarter.
Liner
Ship Finance has a fleet of 22 container vessels and two car carriers. With the exception of one smaller 1,700 TEU container vessel, all container vessels are employed on long term charters.
The container market has strengthened during 2017, and most of the operators announced positive results in the third quarter. With a more robust underlying market and increased margins for the operators, there is higher activity in the chartering market, both for modern eco-type vessels, and also for older vessels trading in the short term market.
The Company recently agreed to new charters for the two car carriers, Glovis Conductor and Glovis Composer, until mid 2018. The base charter rate for this period is lower than the level in the previous charter period, and the EBITDA contribution from the two vessels is estimated to be approximately $1.1 million per quarter during this period.
Dry Bulk
The Company owns 22 dry bulk vessels, 15 of which are employed on long term charters and seven of which trade in the spot market.
The Company has the potential to generate additional revenues through the profit share agreement for eight Capesize vessels on long term charter to Golden Ocean Group Limited. There was no profit share recorded in the third quarter, but market rates in the dry bulk sector have improved over the last few months, and the Capesize spot market is now above the profit share threshold according to broker reports.
Our dry bulk vessels trading in the spot market are all Handysize vessels between 32,000 and 34,000 dwt. These vessels earned average time charter equivalent rates of approximately $6,700 per trading day in the third quarter. With the recent strengthening in the dry bulk market, we expect average daily rates from these vessels to increase in the fourth quarter. The Company intends to continue trading these vessels in the spot market until long term rates improve.

Financing and Capital Expenditure
As of September 30, 2017, Ship Finance had approximately $254 million of available liquidity2, including approximately $248 million in cash. In addition, the Company had marketable securities of approximately $116 million, based on prevailing market prices at quarter end. These include 11 million shares in Frontline Ltd. and financial investments in senior secured bonds and other securities.
In June, Ship Finance successfully placed a NOK 500 million senior unsecured bond in the Scandinavian credit market with an interest rate of NIBOR + 4.75% per annum and maturity in June 2020. During the quarter, the Company entered into hedge instruments whereby the bond was swapped to approximately $64 million with an average fixed interest rate of 6.9% per annum. The proceeds were used to part refinance the NOK 600 million bonds originally due in October.

1 ‘EBITDA’ is defined as earnings before interest, tax, depreciation and amortization.

Subsequent to quarter end, the Company announced that it had entered into separate agreements with certain holders of its 3.25% Senior Unsecured Convertible Notes due 2018 (the “Notes”) to convert a portion of the outstanding Notes as a proactive measure to further strengthen the Company’s balance sheet. Approximately $121 million in aggregate principal amount of the Notes were converted into common shares of the Company at prevailing market prices. The number of shares economically3 outstanding following these conversions is approximately 102.9 million.

Strategy and Outlook
The long term strategy of the Company is to continue building our distribution capacity on the back of an asset portfolio consisting of high quality vessels and strong counterparties. Since the start of 2017, Ship Finance has proactively taken a series of steps to significantly strengthen its balance sheet and position the Company to pursue growth opportunities.
Through our long term business relations, we believe we have premium access to deal flow in our core business areas, and the Company has significant investment capacity available for new accretive deal opportunities.
Investing in cyclical markets requires discipline, both in terms of market timing and in the manner in which transactions are structured. Our approach is dynamic and focused on minimizing downside risk while maximizing revenues to support our distribution capacity. The near term focus will mainly be on the tanker, bulker and container markets, and we have significant flexibility in the structuring of new deals.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed to be the ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as a webcast at our website at www.shipfinance.bm.

2 ‘Available liquidity’ includes cash and cash equivalents, plus freely available undrawn revolving credit facilities in consolidated and unconsolidated subsidiaries.
3 Excludes 8 million shares issued by Ship Finance as part of a share lending arrangement in connection with the Company's offering of the 2021 Notes.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 22, 2017

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2017 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2016
except per share data)	2017	2017	(audited)
Charter revenues - operating lease	76,208	74,292	293,703
Charter revenues - finance lease	25,321	28,623	99,084
Revenues classified as Repayment of investment in finance leases	(7,856)	(8,692)	(31,380)
Profit share income	—	—	51,544
Total operating revenues	93,673	94,223	412,951

Gain (loss) on sale of assets and termination of charters	345	805	(167)

Vessel operating expenses	(32,596)	(32,690)	(136,016)
Administrative expenses	(1,702)	(1,855)	(9,072)
Depreciation	(22,137)	(21,802)	(94,293)
Vessel impairment charge	—	—	(5,314)

Total operating expenses	(56,435)	(56,347)	(244,695)

Operating income	37,583	38,681	168,089

Results in associates(1)	6,227	7,276	27,765
Interest income from associates(1)	3,533	3,532	18,675
Interest income, other	681	1,286	3,061
Interest expense	(21,695)	(20,871)	(60,871)
Amortization of deferred charges	(2,419)	(2,337)	(10,972)
Income (expense) related to non-designated derivatives	7,339	(7,487)	(514)
Other financial items	(2,518)	31	1,173
Taxes	—	—	—
Net income	28,731	20,111	146,406

Basic earnings per share ($)	0.31	0.22	1.57

Weighted average number of shares(2)	93,504,575	93,504,575	93,496,744
Common shares outstanding(2)	93,504,575	93,504,575	93,504,575

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(2) The weighted average number of shares and the number of common shares outstanding excludes 8 million shares issued by Ship Finance as part of a share lending arrangement in connection with the Company's offering of the 2021 Notes. The shares are owned by Ship Finance and will be returned on or before maturity of the 2021 Notes, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2017 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,
(in thousands of $)	2017	2017
ASSETS
Short term
Cash and cash equivalents	245,782	248,999
Restricted cash	—	9,000
Available for sale securities	115,921	110,802
Amount due from related parties	12,125	16,933
Other current assets	56,235	61,879

Long term
Newbuildings and vessel deposits	—	45,907
Vessels and equipment, net	1,784,504	1,691,530
Investment in finance leases	593,992	612,390
Investment in associates(1)	6,572	91
Amount due from related parties - Long term(1)	322,090	322,171
Other long term assets	19,630	19,211

Total assets	3,156,851	3,138,913

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	467,224	487,859
Amount due to related parties	621	3,479
Other current liabilities	56,672	70,326

Long term
Long term interest bearing debt, net of deferred charges	1,244,919	1,183,733
Other long term liabilities	285,336	295,334

Stockholders’ equity	1,102,079	1,098,182
Total liabilities and stockholders’ equity	3,156,851	3,138,913

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2017 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	Dec 31, 2016
	2017	2017	(audited)

OPERATING ACTIVITIES
Net income	28,731	20,111	146,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,241	23,828	103,941
Vessel impairment charge	—	—	5,314
Adjustment of derivatives to fair value recognised in net income	(8,883)	5,668	(4,399)
Results in associates	(6,227)	(7,276)	(27,765)
Loss (gain) on sale of assets and termination of charters	(345)	(805)	167
Other, net	(2,179)	1,522	8,608
Change in operating assets and liabilities	(3,381)	12,576	(2,199)
Net cash provided by operating activities	31,957	55,624	230,073

INVESTING ACTIVITIES
Restricted cash released/(placed)	9,000	(9,000)	—
Repayment of investment in finance leases	7,627	8,462	30,410
Net investment in newbuildings and vessel deposits	(69,204)	(1,201)	(188,142)
Proceeds from sale of vessel/newbuildings and termination of charters	12,029	38,960	29,102
Cash received from (paid to) associates(1)	9,727	11,275	193,517
Other assets / investments	—	926	(25,488)
Net cash provided by/ (used in) investing activities	(30,821)	49,422	39,399

FINANCING ACTIVITIES
Repayments of lease obligation liability	(1,701)	(1,717)	(97)
Proceeds from long and short term debt	76,000	207,104	522,000
Expenses paid in connection with securing finance	(821)	(700)	(5,099)
Repayment of long and short term debt	(26,849)	(27,669)	(329,303)
Re-purchase of Company bonds	(18,255)	(52,542)	(296,800)
Cash received from share issue	—	—	323
Cash dividends paid	(32,727)	(42,077)	(168,289)
Net cash provided by/ (used in) financing activities	(4,353)	82,399	(277,265)

Net increase/ (decrease) in cash and cash equivalents	(3,217)	187,445	(7,793)
Cash and cash equivalents at beginning of period	248,999	61,554	70,175
Cash and cash equivalents at end of period	245,782	248,999	62,382

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2017 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Condensed income statement data for the three months ended September 30, 2017

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,822	14,386	20,865	48,073
Revenues classified as Repayment of investment in finance leases	(7,579)	(8,785)	(13,141)	(29,505)
Interest expense, related party(1)	(1,271)	(901)	(1,361)	(3,533)
Interest expense, other	(2,226)	(2,667)	(3,547)	(8,440)
Other items	(202)	(173)	7	(368)
Net income(2)	1,544	1,860	2,823	6,227

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of September 30, 2017

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	1,963	1,963
Investment in finance leases	342,654	335,195	445,424	1,123,273
Other assets	4,193	4,701	222	9,116
Total assets	346,847	339,896	447,609	1,134,352

Short term and current portion of long term interest bearing debt	22,667	27,500	47,500	97,667
Other current liabilities	2,774	1,810	2,493	7,077

Long term interest bearing debt	207,873	229,533	273,125	710,531
Long term loans from shareholders, net	111,953	79,183	121,000	312,136
Other long term liabilities	—	—	369	369

Stockholder's equity(1)	1,580	1,870	3,122	6,572

Total liabilities and stockholder's equity	346,847	339,896	447,609	1,134,352

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
THIRD QUARTER 2017 (UNAUDITED)

Adjusted EBITDA	Three months ended		Twelve months
(in thousands of $)	Sep 30,	Jun 30,	ended
	2017	2017	Dec 31, 2016
			(unaudited)
Net income	28,731	20,111	146,406

Add:
(Income) expense related to non-designated derivatives	(7,339)	7,487	514
Amortization of deferred charges	2,419	2,337	10,972
Interest expense	21,695	20,871	60,871
Interest income, other(1)	(426)	(440)	(451)
Interest income from associates	(3,533)	(3,532)	(18,675)
Results in associates	(6,227)	(7,276)	(27,765)
Depreciation	22,137	21,802	94,293
Loss (gain) on sale of assets and termination of charters	(345)	(805)	167
Vessel impairment charge	—	—	5,314
Repayment of investment in finance leases	7,627	8,462	30,410
Other reconciling items	2,270	1,369	9,446
Investment in subsidiaries accounted for as associates:
Charter revenues - finance lease	48,073	47,243	191,275

Adjusted EBITDA (2)	115,082	117,629	502,777

(1)	Interest income excludes income generated from financial investments.

(2)
‘Adjusted EBITDA’ is a non-GAAP measure. It is defined as aggregate charter hire from all our 100% owned assets, profit share income and dividends and interest received from financial investments, less vessel operating expenses and general & administrative expenses.